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07023739

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding

*CURRENT ADDRESS

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01776 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/23/07

082-01776

12-31-06
AR/S

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation as at December 31, 2006 and 2005, and the consolidated statements of income, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

Chartered Accountants

Vancouver, British Columbia

April 5, 2007

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 2,056,755	$ 936,158
Short-term investments (Note 4)	142,269	136,500
Accounts receivable	19,800	18,187
Inventory	64,641	41,348
Prepaid expenses and deposits	7,476	4,809
	2,290,941	1,137,002
EQUIPMENT (Note 5)	9,310	7,684
	$ 2,300,251	$ 1,144,686
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 6)	$ 993,050	$ 773,756
Income taxes payable	317,164	–
Due to related parties (Note 6)	499,712	473,951
Current portion of note payable (Note 7)	4,275	6,102
	1,814,201	1,253,809
NOTE PAYABLE (Note 7)	–	4,262
	1,814,201	1,258,071
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 8)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
CONTRIBUTED SURPLUS	7,500	7,500
CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT	14,607	(217)
DEFICIT	(2,834,152)	(3,418,763)
	486,050	(113,385)
	$ 2,300,251	$ 1,144,686

Contingencies (Note 11)

Approved on Behalf of the Board of Directors:

/s/ "Terrence O. Lashman"	*/s/ "Gary G. Liu"*
Terrence O. Lashman, Director	Gary G. Liu, Director

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Royalties	$ 2,949,781	$ 1,639,000
Miscellaneous sales	144,822	89,960
	3,094,603	1,728,959
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	9,861	5,008
Amortization	9,743	9,467
Automobile	19,057	21,724
Insurance	25,665	24,863
Legal and professional	142,334	80,489
Management fees	24,000	25,393
Miscellaneous	14,019	33,928
Net product costs	96,786	64,334
Office	62,567	52,990
Outside services	138,431	136,474
Promotion and investor relations	132,945	149,206
Rent	59,265	63,430
Royalties	1,093,669	536,439
Salaries and wages	421,550	301,247
Transfer agent and regulatory	13,813	10,967
Utilities	29,288	28,301
	2,292,993	1,544,260
INCOME BEFORE OTHER ITEMS AND INCOME TAXES	801,610	184,699
OTHER INCOME (EXPENSE)		
Interest income	60,393	17,852
Interest expense	(3,884)	(6,907)
Forgiveness of debt (Note 6)	36,630	–
	93,139	10,945
INCOME BEFORE INCOME TAXES	894,749	195,644
INCOME TAXES		
Current	310,138	70,430
Future (recovery)	–	(70,430)
	310,138	–
NET INCOME FOR THE YEAR	$ 584,611	$ 195,644
BASIC EARNINGS PER SHARE	$ 0.05	$ 0.02
WEIGHTED AVERAGE SHARES OUTSTANDING	11,921,679	11,921,679

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	**2005**
DEFICIT, BEGINNING OF YEAR	$(3,418,763)	$(3,614,407)
NET INCOME FOR THE YEAR	584,611	195,644
DEFICIT, END OF YEAR	$(2,834,152)	$(3,418,763)

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for the year	$ 584,611	$ 195,644
Non-cash items:		
Amortization	9,743	9,467
Forgiveness of debt	(36,630)	–
Changes in non-cash balances related to operations:		
Accounts receivable	(1,613)	(2,569)
Inventory	(23,293)	13,151
Prepaid expenses	(2,667)	(4,565)
Income taxes payable	317,164	–
Accounts payable and accrued liabilities	219,294	59,896
	1,066,609	271,024
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of short-term investments	(5,769)	(38,793)
Purchase of equipment	(11,369)	–
	(17,138)	(38,793)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on notes payable	(6,089)	(6,268)
Advances from related parties	62,391	78,705
	56,302	72,437
CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT	14,824	–
INCREASE IN CASH DURING THE YEAR	1,120,597	304,668
CASH AT BEGINNING OF YEAR	936,158	631,490
CASH AT END OF YEAR	$ 2,056,755	$ 936,158
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 3,884	$ 6,907

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of records and tapes. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation and basis of presentation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer products promoting the Sun logo. Inventory stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

c) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to other users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because collectibility of this revenue cannot be assured until it is actually received. Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale exists, and collection is reasonably assured.

d) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary is such that it generates significant operating income and cash flows from operations. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded in shareholders' equity as the cumulative foreign exchange translation adjustment. In years prior to 2005, the operating income and cash flows from the subsidiary operations were not considered sufficient to render the subsidiary self-sustaining and the Company used the temporal method to translate the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars.

f) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2006 no impairment losses have been recognized.

g) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

h) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, accruals for artists royalties payable, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

k) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2006 and 2005 the Company has no stock-based award plans and has not made any stock-based payments.

3. FINANCIAL INSTRUMENTS

Fair Values
The carrying value of cash, short-term investments, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Foreign Exchange Currency Risk
The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(e)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amount of Company's financial instruments.

Credit and Interest Rate Risks
In management's opinion, the Company is not exposed to significant credit or interest rate risks.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of term deposits and money market instruments held with financial institutions. Short-term investments are carried at cost; fair value approximates carrying amount due to relative short-term maturities.

5. EQUIPMENT

	Cost	Accumulated Amortization	**2006** Net Carrying Value	**2005** Net Carrying Value
Vehicles	$44,410	$35,100	$9,310	$7,684

6. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2006	2005
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 1,803	$ 51,760
Due to companies controlled by directors	499,712	473,951
Income Statement:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to company controlled by a director (Note 2)	101,748	58,610
Rent incurred to a company with a common director	59,265	63,430
Forgiveness of debt by a director	36,630	–

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by a director without a long-term lease. During 2006 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by a director for the year for consideration of $59,265. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by a director is not committed to provide these premises and facilities to the Company beyond 2006.

7. NOTE PAYABLE

Promissory note payable is denominated in U.S. dollars, secured by a general security agreement, bearing 5.50% interest, repayable in blended monthly payments of $565 over three years commencing September 15, 2004 and ending August 15, 2007.

8. SHARE CAPITAL

	Number of Shares	Value
Issued:		
Balance at December 31, 2006 and 2005	11,921,679	$ 3,298,095

9. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

	2006	2005
Income tax expense at the combined U.S. federal and state statutory tax rate	$ 365,201	$ 52,558
Utilization of accumulated tax losses carried forward	(35,859)	(52,558)
Reduction for effect of lower marginal tax rates	(11,823)	–
Differences between financial statement expenses and tax deductible expenses	(7,381)	–
Provision for income taxes at effective rate	$ 310,138	$ –

Sun Entertainment Holding Corporation has Canadian tax losses of approximately $23,168 available to offset future taxable income. These losses expire after the 2008 year-end.

The significant components of the Company's potential future tax assets are comprised of the following:

	2006	2005
Canadian tax losses	$ 7,905	$ 86,146
US tax losses	–	9,940
Differences between carrying amount and tax basis for depreciable equipment	(1,573)	571
Differences between carrying amount and tax basis for exploration expenses	39,697	42,187
	46,029	138,844
Less valuation allowance	(46,029)	(138,844)
Net carrying amount	$ –	$ –

10. ECONOMIC DEPENDENCE

Approximately 42% of the Company's sales are made to two customers. The loss of a material amount of sales to either of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Entertainment Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

11. CONTINGENCIES

From time to time, the Company is involved in various complaints and claims arising in the ordinary course of its business. The Company is defending an action which claims additional artists royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim, the ultimate resolution of this matter could result in costs in excess of those currently provided for.

12. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc. Accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
TWELVE MONTHS ENDED DECEMBER 31, 2006

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and Direct Source Special Products and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Royalties and Product Sales revenues for the twelve-month period ending December 31, 2006 were $3,095,000 up 79% compared to $1,299,000 for the same period of 2005. The increase in revenues can be attributed, for the most part, to the increase in demand for the music of Sun superstar Johnny Cash, which was fueled by his renewed popularity as a result of the success of the hit motion picture "Walk The Line".

During the current period, seventy three (73%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining twenty seven (27%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment, Time-Life Music (a Direct Holdings America company) and Direct Source Special Products. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for seven (7%) percent of the total royalty revenues received by the Company. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold for the twelve-month period ending December 31, 2006 were $1,190,455 compared to $600,773 for the same period of 2005. Increased royalty revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the twelve-month period ending December 31, 2006 was $1,102,538 compared to $943,487 for the same period of 2005.

Statement of Operations & Deficit
The earnings for the twelve-month period ending December 31, 2006 were $584,611 compared to earnings of $195,644 for the same period of 2005. The increase in earnings was due to the increase in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the twelve-month period ending December 31, 2006 was $1,066,609 compared to $271,024 for the same period of 2005. The increase in cash usage was primarily due to the increase in royalties paid to recording artists.

No cash was used in investing activities during the twelve-month period ending December 31, 2006 or for the same period of 2005.

There were no financing activities during the twelve-month period ending December 31, 2006 or for the same period of 2005.

Worldwide online music sales nearly doubled in 2006 to about US$2 billion, but overall music sales fell 3% as compared to 2005 to US$32.45 billion at the retail level in 2006, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the trade group RIAA reported that overall sales in 2006 totaled US$11.5 billion, which is down 6.2% from sales of US$12.27 billion in 2005. Online sales in the United States were US$1.6 billion in 2006, nearly 14% of overall 2006 music sales, a 21.6% increase over the 2005 total of US$1.3 billion.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Reader's Digest Music is marketing a special Johnny Cash 3 CD package that l features all Sun recordings and the Time Life Johnny Cash package of Sun recordings that was released in the fall of 2005 continues to sell. The Universal Music release of a Johnny Cash CD titled "The Legend" and which contains seven Sun recordings has sold approximately two million units since its release in late 2005. In the fall of 2006 Universal Music released Johnny Cash "The Legend Volume 2", which contains Sun Johnny Cash master recordings along with other Johnny Cash recordings owned by SonyBMG Music and Universal. Time Life Music prepared a special Jerry Lee Lewis 3 CD package that was released in June, 2006 and one of the CDs contains all Sun recordings.

During the current period, the Company made an agreement with Messer Marketing in Nashville to use the Sun name on a retail store in the tourist area of Nashville. The Company receives a percentage of gross sales and wholesales to the Sun store musical cds and merchandise that contains the Sun logo. Initial sales after the store opened, at the beginning of the tourist season in 2006, indicates that the store will exceed sales during prior years when a different brand was used in the store name.

The Company entered into a licensing agreement with Elvis Presley Enterprises, Inc of Memphis, Tennessee in the fall of 2006. This agreement grants the right to the Company to use the trademarked name, image and likeness of Elvis Presley for a broad range of commemorative retail products officially reuniting the identity of the legendary superstar with the historic Sun Record Company and is iconic Sun Records logo.

The Company began an aggressive marketing campaign to utilize the trademarked Sun Records logo on various merchandized items in 2006. This has resulted in agreements with Lucky Brand Dungarees, Inc. (Lucky Jeans), Trinity Products, Inc., Lyon Design, Inc., Ata-Boy, Inc. and Lanksy Bros. The company is also using independent distributors for placement of its logo merchandise in retail establishments ranging from Mom and Pop stores to WalMarts.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Revenues	$3,094,603	$1,728,959	$1,679.063
Cost of sales	$1,190,455	$ 600,773	$ 774,581
Gross profit	$1,904,148	$1,128,186	$ 904,482
% Gross profit	61.53%	65.25%	53.87%
Expenses	$ 971,606	$ 932,542	$1,034,315
Net Earnings (Loss)	$ 584,611	$ 195,644	($ 129,833)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.05	$ 0.02	($ 0.011)
Total assets	$2,300,251	$1,144,686	$ 894,607
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2006	2006	2006	2006	2005	2005	2005	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	939,281	528,097	1,117,968	509,257	406,057	415,853	554,470	352,579
Net Earnings (Loss)	(91,405)	158,966	448,136	68,914	45,974	75,261	147,860	18,497
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.01)	0.01	0.04	0.006	0.004	0.006	0.012	0.002

LIQUIDITY AND RISKS

As at December 31, 2006, the Company had a working capital deficit of $486,050 compared to a working capital deficit of $116,807 as at December 31, 2005, the end of the Company's last completed fiscal year.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES
Refer to Note 5.

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

CORPORATE DISCLOSURE
The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2006 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2006. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: **April 30, 2007**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: **April 30, 2007**

"John A. Singleton"
John A. Singleton
CFO

Insider transaction detail - View details for issuer

2007-05-03 19:01 ET

Transactions sorted by : **Insider**
Issuer name : **Sun Entertainment Holding Corporation (Starts with)**
Filing date range : **October 28, 2006 - May 3, 2007**
Equity securities : **American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other**
Issuer derivatives : **Options, Rights, Special Warrants, Subscription Rights, Warrants, Other**

Issuer name: Sun Entertainment Holding Corporation

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

[redacted]

Insider name: Lashman, Terry Ojmar

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

827495	2006-11-10	2006-11-14	Indirect Ownership : Cancom International Trading Ltd.	10 - Acquisition or disposition in the public market	+1,000	0.5000	542,642

[redacted]

	827496	2006-11-10	2006-11-14	Indirect Ownership : Cancom International Trading Ltd.	10 - Acquisition or disposition in the public market	+1,000	0.4500	543,642
	827497	2006-11-10	2006-11-14	Indirect Ownership : Cancom International Trading Ltd.	10 - Acquisition or disposition in the public market	+1,000	0.4000	544,642
	841439	2006-11-27	2006-12-05	Indirect Ownership : Cancom International Trading Ltd.	11 - Acquisition or disposition carried out privately	+2,000	0.4000	546,642
	883642	2007-01-23	2007-01-31	Indirect Ownership : Cancom International Trading Ltd.	10 - Acquisition or disposition in the public market	+1,000	0.4500	547,642
	904054	2007-02-23	2007-02-26	Indirect Ownership : Cancom International Trading Ltd.	10 - Acquisition or disposition in the public market	+1,000	0.4000	548,642

Insider name: Singleton Jr., Shelby S.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

O	844977	2006-11-29	2006-12-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.4550	
A	844977	2006-11-29	2006-12-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0.4550	1,129,225

Insider name: Singleton, John A.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

844987	2006-11-29	2006-12-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0 4550	1,666,025

QUARTERLY REPORT
SEPTEMBER 30, 2006

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Management Discussion

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2006 and December 31, 2005
(Prepared by Management)

ASSETS:

CURRENT ASSETS:	30-Sep-06	31-Dec-05
Cash	637,323	429,063
Royalty Reserve Cash	955,985	643,595
Accounts receivable	24,786	18,187
Inventory	26,540	41,348
Prepaid expenses	226	4,809
Total Current Assets	1,644,860	1,137,002
Fixed Assets; less accumulated depreciation of $35,735		0
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,644,860	1,137,002
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	561,575	776,436
Due to officers	0	45,500
Due to Affiliate	428,517	428,451
Total current liabilities	990,092	1,250,387
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,650,827)	(3,418,980)
	654,768	(113,385)
	1,644,860	1,137,002

Approved by the Directors:

"Terry O. Lashman" Director

"John A. Singleton" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2006
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Sep 30 2006	9 Months Ended Sep 30 2006	3 Months Ended Sep 30 2005	9 Months Ended Sep 30 2005
ROYALTY REVENUES	437,440	1,944,005	381,588	1,261,997
INTEREST AND OTHER REVENUES	90,658	211,318	34,265	60,904
TOTAL REVENUES	528,097	2,155,323	415,853	1,322,902
OPERATING EXPENSES				
Wages	52,231	161,157	51,095	144,734
Outside Services	27,377	93,332	33,396	95,664
Office supplies	8,688	21,152	2,750	8,142
Postage	1,673	7,902	2,672	7,145
Rent	29,041	30,518	557	2,264
Auto	4,200	12,410	6,460	16,532
Security	0	0	(1)	35
Software	704	13,875	4,108	7,063
Copy Machine	227	644	186	574
Telephone	2,967	9,323	2,573	9,436
Dues & Subscriptions	1,503	4,317	1,064	7,404
Disposal	1,004	2,981	1,301	3,233
Copyrights & Trademarks	(2)	1,762	(78)	2,952
Consulting &Commissions	9,976	21,541	8,684	22,002
CDs/Cassettes Costs	17,568	47,245	3,776	12,709
Royalty Expense	141,296	689,662	135,892	450,324
Travel, entertainment and promotion	21,479	99,027	24,318	83,486
Legal and accounting	10,385	78,416	5,771	63,780
Utilities and taxes	7,558	25,416	6,700	21,048
Insurance	7,008	19,575	8,159	21,965
Management fees	21,868	107,942	27,564	61,990
Listing and transfer fees	709	13,132	692	10,332
Bank charges and interest	1,156	5,525	1,604	8,747
Amortization of goodwill	0	0	0	0
Repairs and maintenance	516	10,109	7,461	12,184
Total operating expenses	369,132	1,476,961	336,702	1,073,746
INCOME (LOSS) FROM OPERATIONS	158,966	678,362	79,150	249,156
FOREIGN EXCHANGE	0	2,309	3,889	7,538
EARNINGS (LOSS) FOR THE PERIOD	158,966	676,053	75,261	241,618
DEFICIT, BEGINNING	(2,809,793)	(3,326,880)	(3,146,959)	(3,313,316)
DEFICIT, ENDING	(2,650,827)	(2,650,827)	(3,071,698)	(3,071,698)
EARNINGS (LOSS) PER SHARE	$0.01	$0.06	$0.01	$0.02

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2006
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2006	9 Months Ended Sep 30 2006	3 Months Ended Sep 30 2005	9 Months Ended Sep 30 2005
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	158,966	676,053	75,261	241,618
Amortization of goodwill, a charge not involving cash				
	158,966	676,053	75,261	241,618
Net change in non-cash working capital balances relating to operations	248,890	155,403	8,223	(181,582)
	(89,924)	520,650	67,038	423,200
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(89,924)	520,650	67,038	423,200
CASH AT BEGINNING OF PERIOD	1,683,232	1,072,658	1,085,359	729,197
CASH AT END OF PERIOD	1,593,308	1,593,308	1,152,397	1,152,397

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.1142	1.1624
Average rate for the period	1.1385	1.1810

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2006	2005
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment Provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2006	2005
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 0	$ 51,761
Advances from directors	0	45,500
Due to companies controlled by directors	428,517	100,174
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	98,090	64292

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $68,300 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2006 and 2005	11,921,679	$ 11,921,679

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER, 2006

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2005 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September, 2006.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal Music, Warner Music Group, SonyBMG Music, and EMI Music and from the larger independent record companies such as Time-Life Music and Varese Sarabande in the United States, Madacy and Direct Source in Canada and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the nine-month period ending September, 2006 were $2,155,323 up 63% compared to $1,322,902 for the same period of 2005. Royalty and license fee revenues were $1,944,005 compared to $1,261,997 for the same period of 2005.

During the period, seventy four (74%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining twenty six (26%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music, Universal Music and Time-Life Music. The Company receives most of its revenues from outside the

United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the nine-month period ending September, 2006 were $736,907 compared to $463,033 for the same period of 2005. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the nine-month period ending September, 2006 was $740,054 compared to $610,713 for the same period of 2005.

Statement of Operations & Deficit
The earnings for the nine-month period ending September, 2006 were $676,053 compared to $241,618 for the same period of 2005. The increase in earnings was due to the increase in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the nine-month period ending September, 2006 was $520,650 compared to $423,200 for the same period of 2005. The increase in cash usage was primarily due to the increase in royalties paid to recording artists and legal and accounting fees.

No cash was used in investing activities during the nine-month period ending September, 2006 or for the same period of 2005.

There were no financing activities during the nine-month period ending September, 2006 or for the same period of 2005.

Although the digital music business exceeded the US$1 billion mark in 2005, the total global music business fell by 3% from the previous year to a value of US$33.45 billion at the retail level in 2005, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The once growing music DVD market was also down 4% in 2005 to a value of US$1.54 billion. On the plus side in the music business was the performance of digital sales, which increased by 188% in 2005 to a value of US$1.143 billion from US$397 million in 2004. A-la carte downloads generated 86% of all online sales according to the IFPI. Mobile music accounted for approximately 50% of digital sales. In 2005 the United States accounted for the lion's share of legal downloads – 353 million tracks, compared with 62 million in Europe. The top ten markets in the world in 2005 were the United States, Japan, the United Kingdom, Germany, France, Canada, Australia, Italy, Spain and Brazil. The IFPI does not expect to see a turn around in sales in 2006 because of the effect of billions of songs traded freely each month over unlicensed file-sharing networks on the Internet.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Reader's Digest Music is marketing a special Johnny Cash 3 CD package that will feature all Sun recordings and the Time Life Johnny Cash package of Sun recordings that was released in the fall of 2005 continues to sell. The Universal Music release of a Johnny Cash CD titled "The Legend" and which contains seven Sun recordings has sold approximately two million units since its release in late 2005. Universal Music is planning a Johnny Cash release, "The Legend Volume 2", which will contain Sun Johnny Cash master recordings along with other Johnny Cash recordings owned by SonyBMG Music and Universal. Time Life Music prepared a special Jerry Lee Lewis 3 CD package that was released in June, 2006 and one of the CDs contains all Sun recordings.

During the current period, the Company made an agreement with Messer Marketing in Nashville to use the Sun name on a retail store in the tourist area of Nashville. The Company will receive a percentage of gross sales and will wholesale to the Sun store musical cds and merchandise that contains the Sun logo. Initial sales after the store opened, at the beginning of the tourist season, indicates that the store will exceed sales during prior years when a different brand was used in the store name.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Revenues	$1,728,959	$1,679,063	$1,363,414
Cost of sales	$ 600,773	$ 774,581	$ 484,705
Gross profit	1,128,186	$ 904,482	$ 878,709
% Gross profit	65.25%	53.87%	64.45%
Expenses	$ 932,542	$ 833,249	$ 833,249
Net Earnings (Loss)	$ 195,644	$ 45,460	$ 45,460
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.02	$ 0.004	$ 0.004
Total assets	$ 1,144,686	$ 702,982	$ 702,982
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2006	2006	2006	2005	2005	2005	2005	2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	528,097	1,117,968	509,257	406,057	415,853	554,470	352,579	428,130
Net Earnings (Loss)	158,966	448,136	68,914	45,974	75,261	147,860	18,497	(133,719)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	0.04	0.006	0.004	0.006	0.012	0.002	(0.011)

For the quarter ended September 30, 2006, revenues were $528,097 (2005: $415,853). The cost of goods sold were $158,864 (2005: $139,668). Overhead was $210,268 (2005: $197,034). The net profit was $158,966 (2005: $75,261).

LIQUIDITY AND RISKS

As at September, 2006, the Company had a working capital excess of $654,767 compared to a working capital deficit of $116,807 as at December 31, 2005, the end of the Company's last completed fiscal year. The decreased deficit was a direct result of the increased cash on hand, accounts receivable, and decreased due to officers and affiliate and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:	2006	2005
Accounts payable to companies controlled by directors	$ 0	$ 51,761
Advances from directors	0	45,500
Due to companies controlled by directors	428,517	100,174
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	98,090	64,292

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: **November 29, 2006**

"John A. Singleton"
John A. Singleton
CFO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainmneht Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: **November 29, 2006**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

RECEIVED

2007 MAY 22 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 08.06
Nov 09, 2006

12G3(B)#82-1776
Standard & Poor's Listed

Sun Enters Into Licensing Agreements

Sun Entertainment Holding Corporation is pleased to announce that it's wholly owned subsidiary, Sun Entertainment Corporation of Nashville, TN, has hired Exposure Licensing Worldwide as its licensing agent.

Exposure Licensing specializes in securing retail clients for products ranging from souvenirs to collectibles. Positioning the Sun logo products under the marketing program of "Label of Legends", they have signed up Taylor Specialties to develop a full line of gifts. Several other programs are currently being negotiated.

"I am thrilled to work with the Singletons to take the Sun Brand into retro marketing by leveraging the many assets associated with the Company" states Paula Ebling, owner of Exposure Licensing, who can be reached at:exposurelicww@aol.com.

Sun has entered into a licensing agreement with Lucky Brand Jeans to initially manufacture and market a line of Sun logo t-shirts. Lucky Brand Jeans, based in California, was founded on the nostalgia of small town America.

Sun has also entered into a licensing agreement with Impact Merchandising to manufacture and market Sun logo t-shirts. Impact Merchandising, based in Nebraska, is a record store and licensed merchandising company that markets quality music and t-shirts to music loving fans.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 08.06
December 13, 2006

12G3(B)#82-1776
Standard & Poor's Listed

SUN REPORTS RECORD NINE MONTH EARNINGS OF $0.06 PER SHARE

Sun Entertainment Holding Corporation is pleased to report earnings of $158,966 or $0.013 per share for the quarter ending September 30, 2006. Earnings for the quarter ending September 30, 2005 were $75,261 or $0.006 per share.

Earnings for the nine month period ending September 30, 2006 were a record $676,053 or $0.057 per share compared to $241,618 or $0.02 per share for the same period of 2005.

Revenues for the quarter ending September 30, 2006 were $528,097 compared to $415,853 for the same period of 2005. Revenues for the nine month period ending September 30, 2006 were $2,155,323 compared to $1,322,902 for the same period of 2005.

The majority of the revenues are generated from Sun's catalogue of over 8,000 master recordings. The Company has been working to expand its merchandising of Sun logo products. In October, Sun announced that it had entered into a licensing agreement with Elvis Presley Enterprises, Inc. for the use of its trademarks in the name, image and likeness of Elvis Presley together with the Sun Records logo. Sun is working on a broad range of Sun/Elvis retail products, the first of which are expected to be available for retail sales in the first quarter of 2007.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.

END